Exhibit 99.1

No.38/09

IAMGOLD CONFIRMS PLANE CRASH NEAR NIOBEC

Toronto, Ontario, December 10, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today confirmed that a Beechcraft King Air 100 aircraft flying from Val d'Or to St. Honoré, Québec crashed last night near its Niobec Mine north of Chicoutimi, Quebec.  It has been confirmed that there were four people on board.  The two passengers on board were IAMGOLD employees who sustained non life-threatening injuries.  The cause of the accident is unknown.

For further information please contact:

IAMGOLD Corporation:

Tamara Brown
Director, Investor Relations
Tel: (416) 360-4743
Toll-free: 1 888 IMG-9999

Please note:

This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov/edgar.shtml, or www.iamgold.com.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/francais/default.asp.